**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**


**FORM 6-K**


**REPORT OF FOREIGN PRIVATE ISSUER**
**PURSUANT TO RULE 13a-16 or 15d-16 OF**
**THE SECURITIES EXCHANGE ACT OF 1934**


**Report on Form 6-K dated**


**14 NOVEMBER 2003**
_____


AngloGold Limited
_____
**(Name of Registrant)**


11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
_____
**(Address of Principal Executive Offices)**

_____


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

**Form 20-F:** ☒  Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐      **No:** ☒


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐      **No:** ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐      **No:** ☒

Enclosures: ANGLOGOLD AND ASHANTI EXTEND TRANSACTION AGREEMENT



Filed by AngloGold Limited
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Ashanti Goldfields Company Limited
Commission File No. 1-14212

**AngloGold Limited**
(Registration number 1944/017354/06)
(Incorporated in the Republic of South Africa)
JSE Share Code: ANG
NYSE Share Code: AU
ISIN: ZAE000043485

**ANGLOGOLD/ASHANTI MERGER UPDATE**

AngloGold has agreed with Ashanti Goldfields Company Limited ("Ashanti") to extend the Transaction Agreement entered into on 4 August 2003, details of which were announced on 5 August 2003. The Transaction Agreement provided that it would terminate if formal agreements in respect of certain undertakings and support by the Government of Ghana, details of which were announced on 30 October 2003, were not finalised before 14 November 2003, or such later date as may be agreed by Ashanti and AngloGold. In order to afford the parties time to finalise the formal agreements regarding such undertakings and support, AngloGold and Ashanti have agreed to extend this date to 12 December 2003, or such later date as may be agreed by Ashanti and AngloGold.

Shareholders are advised to continue to exercise caution when dealing in AngloGold's securities until a further announcement is made.

Johannesburg
14 November 2003

JSE Sponsor: UBS

*Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. For a discussion of important factors and risks involved in AngloGold's business, refer to AngloGold's annual report on Form 20-F for the year ended 31 December 2002 which was filed with the U.S. Securities and Exchange Commission ("SEC") on 7 April 2003.*

AngloGold does not undertake any obligation to update publicly or release any revisions to publicly update any forward-looking statements discussed in this news release, whether as a result of new information, future events or otherwise.

AngloGold will file important documents with the SEC regarding the transaction with Ashanti. **Investors and security holders are urged to carefully read all such documents filed with the SEC, because these documents will contain important information**. Investors and security holders will be able to obtain a free copy of any such documents at the SEC's web site at www.sec.gov or by directing a request to AngloGold Limited, 14th Floor, 11 Diagonal Street, Johannesburg 2001, South Africa, Attention: Chris Bull, Company Secretary.

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


AngloGold Limited


Date: 14 NOVEMBER 2003                    By: /s/ C R BULL

                                          Name: C R Bull
                                          Title: Company Secretary